Exhibit 99.1

Tiziana Life Sciences Announces Purchase of Common Shares by Chairman and
Acting CEO

NEW YORK, March 17, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announces that it has been notified that Gabriele Cerrone, its Chairman and Acting Chief Executive Officer, purchased 25,000 common shares at $0.58 per share, bringing his total holding to 38,640,737 common shares.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor, dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets, an effect demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in Q3 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.1

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations

+44 (0) 207 495 2379

info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120